UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CSI Compressco LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

12637A103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 12637A103

1	NAME OF REPORTING PERSONS Merced Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,680,912 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,680,912 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,680,912 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN COMMON UNITS * (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.00%
12	TYPE OF REPORTING PERSON* (See Instructions) IA, PN

SCHEDULE 13G

CUSIP No. 12637A103

1	NAME OF REPORTING PERSONS Series E of Merced Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,680,912 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,680,912 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,680,912 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN COMMON UNITS * (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.00%
12	TYPE OF REPORTING PERSON* (See Instructions) OO

SCHEDULE 13G

CUSIP No. 12637A103

1	NAME OF REPORTING PERSONS Vince Vertin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,680,912 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,680,912 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,680,912 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN COMMON UNITS * (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.00%
12	TYPE OF REPORTING PERSON* (See Instructions) IN, HC

Item 1(a).	Name of Issuer:

The name of the issuer is CSI Compressco LP, a Delaware limited partnership (the “Issuer”).

Item 1(b).	Address of Issuer’s principal executive offices:

The principal executive offices of the Issuer are located at 24955 Interstate 45 North, The Woodlands, Texas 77380.

Item 2(a).	Name of persons filing:

This Amendment No. 2 to Schedule 13G is being filed by Merced Capital, L.P. (“Merced Capital”), general partner of Merced Partners Limited Partnership (“First MP”), Merced Partners V, L.P. (“Second MP”) and Athilon Capital Corp. LLC (“Third MP”); Series E of Merced Capital Partners, LLC (“Merced”), the general partner of Merced Capital; and Vince Vertin (“Mr. Vertin), a managing director of Merced Capital and the Chairman, President and Chief Executive Officer of Merced (each of whom may be referred to herein as a “Reporting Person,” and, collectively, as the “Reporting Persons”). The positions reported herein, which are beneficially owned by the Reporting Persons, are held for the account of First MP, Second MP and Third MP. The Reporting Persons disclaim beneficial ownership of the Common Units except to the extent of their pecuniary interest therein.

Item 2(b).	Address or principal business office or, if none, residence:

The principal business address of each Reporting Person is 601 Carlson Parkway, Suite 200, Minnetonka, MN 55305.

Item 2(c).	Citizenship:

i) Merced Capital is a Delaware limited partnership;

ii) Merced is a Delaware limited liability company; and

iii) Mr. Vertin is a citizen of the United States of America.

Item 2(d).	Title of class of securities:

The class of equity securities to which this statement relates is common units representing limited partnership interests.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company, as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person, in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan, that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	A non-US institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership:

(a)

Amount beneficially owned: As of December 31, 2021, each of the Reporting Persons may be deemed to be the beneficial owner of 9,680,912 Common Units, which amount includes (i) 1,712,573 Common Units held for the account of the First MP, (ii) 1,235,417 Common Units held for the account of Second MP and (iii) 6,732,922 Common Units held for the account of Third MP.

(b)

Percent of class: As of December 31, 2021, each of the Reporting Persons may be deemed the beneficial owner of 7.00% of the Common Units outstanding. (There were 138,391,700 Common Units outstanding as of November 10, 2021, according to the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2021, filed November 12, 2021.)

(c)	Number of Common Units as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote 0

(ii) Shared power to vote or to direct the vote 9,680,912

(iii) Sole power to dispose or to direct the disposition of 0

(iv) Shared power to dispose or to direct the disposition of 9,680,912

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:  ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Each of the Reporting Persons hereby makes the following certification:

By signing below, each of the Reporting Persons certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

MERCED CAPITAL, L.P.

By:	Series E of Merced Capital Partners, LLC, General Partner

By:          /s/ Vince Vertin

Vince Vertin

Its:         Chairman, President and Chief Executive Officer

SERIES E OF MERCED CAPITAL PARTNERS, LLC

By:          /s/ Vince Vertin

Vince Vertin

Its:         Chairman, President and Chief Executive Officer

/s/ Vince Vertin

Vince Vertin

EXHIBIT I

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on this Amendment No. 2 on Schedule 13G need be filed with respect to ownership by each of the undersigned of the Common Units of CSI Compressco LP.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:  February 11, 2022

MERCED CAPITAL, L.P.

By:	Series E of Merced Capital Partners, LLC, General Partner

By:          /s/ Vince Vertin

Vince Vertin

Its:         Chairman, President and Chief Executive Officer

SERIES E OF MERCED CAPITAL PARTNERS, LLC

By:          /s/ Vince Vertin

Vince Vertin

Its:         Chairman, President and Chief Executive Officer

/s/ Vince Vertin

Vince Vertin